Exhibit 99.1

Camelot Information Systems Inc.

Announces Completion of Merger

BEIJING, China, March 28, 2014/PRNewswire/ — Camelot Information Systems Inc. (NYSE: CIS) (“Camelot” or the “Company”), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced the completion of the merger contemplated by the previously announced agreement and plan of merger (the “Merger Agreement”), dated as of September 18, 2013, by and among the Company, Camelot Employee Scheme Inc. (“Parent”) and Camelot Employee SubMerger Scheme INC. As a result of the merger, the Company became a wholly owned subsidiary of Parent.

Under the terms and conditions of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on March 25, 2014, each of the Company’s ordinary shares, no par value (the “Shares”) (including Shares represented by American depositary shares (“ADSs”)) issued and outstanding immediately prior to the effective time of the merger has been cancelled in exchange for the right to receive $0.5125 per Share or $2.05 per ADS surrendered for cancellation, in each case, in cash, without interest and net of any applicable withholding taxes, except for the following excluded Shares: (i) Shares beneficially owned by Mr. Yiming Ma, Ms. Heidi Chou and Mr. Yuhui Wang or any person controlled by any of them; (ii) Shares beneficially owned by certain existing shareholders of the Company (and/or entities affiliated with or related to them) who have elected to cancel their rollover Shares and to subscribe for newly issued shares of Parent; and (iii) Shares owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended. Each excluded Share (including ADSs that represent excluded Shares but excluding the dissenting Shares) issued and outstanding immediately prior to the effective time of the merger, will be cancelled and will cease to exist, and no consideration will be delivered with respect thereto. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the merger, which is required for exercising any dissenter rights.

Registered shareholders and holders of ADSs entitled to the merger consideration will receive a letter of transmittal and instructions from Citibank, N.A., the paying agent appointed by Parent, on how to surrender their share certificates or the certificates evidencing their ADSs respectively in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their certificates. Payment of the merger consideration will be made to surrendering ADS holders as soon as practicable after Citibank, N.A., the Company’s ADS depositary, receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) to be suspended beginning on March 28, 2014.

The Company requested that the NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Camelot Information Systems Inc.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China, as measured by its 2010 revenues and the number of SAP consultants as of December 31, 2010, according to International Data Corporation (“IDC”). IDC also ranked Camelot the number-one service provider in the banking testing market in 2010. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobiles, technology, as well as telecommunications, media and education.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investors and media inquiries, please contact:

Company Contacts: Ms. Jojo Guo, Investor Relations Manager Tel: +1 (646) 371-6533 E-mail: investors@camelotchina.com	Investor Relations Contacts: Mr. John Harmon, CFA Tel: +86 186 1151 1730 (Beijing) E-mail: john.harmon@harmoncorp.com